Group Treasury
Lindisfarne Building
Northern Rock House
Newcastle upon Tyne
NE3 4PL
T 0845 600 8401
F 0191 279 4694 / 4929 / 6517 / 2779
DX 60350 Gosforth 2

LAR/PNH 28 JUL 08

RECEIVED
2008 AUG -4 A 7:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

[redacted]

08004113

PROCESSED
AUG 06 2008
THOMSON REUTERS

SUPPL

Ladies and Gentlemen:

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Unique Submission

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find a copy of the following document:

- Directorate Change dated 23 July, 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Kind regards

Yours sincerely

L- A RAWCLIFFE
Assistant Director – Debt Capital Markets

Enc.

Regulatory Announcement

Go to market news section

Company	Northern Rock PLC
TIDM	85HX
Headline	Directorate Change
Released	16:27 23-Jul-08
Number	7420Z16

RNS Number : 7420Z
Northern Rock PLC
23 July 2008

NORTHERN ROCK APPOINTS NEW CHIEF EXECUTIVE OFFICER

- Gary Hoffman is appointed by the Board of Northern Rock as new Chief Executive Officer from 1 October 2008.
- He is currently Group Vice-Chairman and Executive Director of Barclays plc.
- Ron Sandler will become Non Executive Chairman of the Company.
- Andy Kuipers, current Chief Executive Officer, will leave the Company.

The Board of Northern Rock (the "Company") announces the appointment of Gary Hoffman, Group Vice-Chairman of Barclays plc, as new Chief Executive Officer (CEO). He will join the Company on 1 October 2008.

Gary Hoffman has been with Barclays plc since 1982 and has held a number of senior roles during this time including Barclaycard Chief Executive, Chairman of UK Banking and Chairman of Barclaycard. He has been an Executive Director of Barclays plc for the last four years and became Group Vice Chairman in 2006. Further details of his biography are included in the Notes to Editors at the end of this release.

Ron Sandler will remain Executive Chairman of the Company until 1 October, at which point he will become Non Executive Chairman.

Ron Sandler said: "This is a major step forward for Northern Rock and I am delighted that Gary will join the Board as CEO. His skills, experience and overall track record make him an outstanding candidate for the role. Gary further strengthens our Executive team and he will provide the leadership to deliver our business plan and take the Company forward. I very much look forward to working with him."

Gary Hoffman said: "This is an exciting opportunity for me. Northern Rock enjoys strong local roots and community support, an extensive customer base, and an extremely loyal set of employees who have been through a great deal recently. I am excited by the prospect of leading the Company back

to a position of strength, delivering our plan and returning Northern Rock to private ownership as a thriving, stable business."

The Board also announces that Andy Kuipers, current CEO, will leave the Company on 31 August 2008.

Ron Sandler said: "Andy became CEO in extremely difficult circumstances and he has performed the role admirably during his time in office. On behalf of all at Northern Rock, I would like to thank him for his outstanding contribution to the Company over 20 years of service. He has my very best wishes for the future."

Press Contacts:

Northern Rock
Brian Giles
Ron Stout
0191 279 4676

FD
Geoffrey Pelham-Lane
Ed Gascoigne-Pees

020 7269 7132

Notes

Remuneration Details:

Mr Hoffman's basic annual salary will be £700,000. He will also be entitled to participate in the Company's future incentive scheme, which will be introduced later in the year

He will be also entitled to compensation for the loss of his participation in various Barclays' long-term incentive programmes. Three separate payments of £400,000 each will be made to him: the first on commencement of his employment and the subsequent payments on the first and second anniversaries thereafter.

Remuneration arrangements for Mr Sandler will be reviewed when his role changes to that of Non Executive Chairman.

Gary Hoffman Career Details

Gary Hoffman became Barclays Group Vice Chairman in July 2006. Previously he was Chairman of UK Banking and Chairman of Barclaycard following 5 years as Chief Executive of Barclaycard.

In his other roles, Gary had responsibility for service and sales to Barclays' retail customers in the UK, set up Barclaycall (Barclays' telephone banking service) and launched internet banking for Barclays.

Gary was appointed to the Barclays Group Executive Committee in 2001 and was appointed to the Board of Barclays PLC and Barclays Bank PLC as an Executive Director on 1st January 2004. Gary is a member of the VISA Europe and Trinity Mirror boards and is a Trustee of the Charities Aid Foundation. Gary is also a Trustee of the Barclays Bank UK Retirement Fund.

He joined Barclays in 1982 as a graduate in Economics from Cambridge University. In July 2008 Gary received an Honorary Doctorate from the University of Northampton, having been made a Visiting Professor in 2007. He is married with 2 children and is an avid follower of Coventry City Football Club, where he is Vice-Chairman. Gary is 47 years old.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

END